EXHIBIT 99.2

FINAL TRANSCRIPT

Conference Call Transcript

AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Event Date/Time: Aug. 08. 2007 / 11:30AM ET

Thomson StreetEvents	www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Laura Tuthill

Ambassadors International, Inc. - CFO

Joe Ueberroth

Ambassadors International, Inc. - CEO, President

David Giersdorf

Ambassadors International, Inc. - President, Cruise Ops.

CONFERENCE CALL PARTICIPANTS

Jaison Blair

Rochdale Research - Analyst

James Bellessa

D.A. Davidson - Analyst

Steve Altebrando

Sidoti & Company - Analyst

Manny Perlman

Analyst

Mark Avasat

Mohika Financial - Analyst

PRESENTATION

Operator

Good morning. I will be your conference operator today. At this time, I would like to welcome everyone to the second quarter 2007 earnings call. All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer session. (OPERATOR INSTRUCTIONS) Thank you. I will now turn the call over to Ms. Laura Tuthill, Chief Financial Officer of Ambassadors International. Ma’am, you may begin your conference.

Laura Tuthill - Ambassadors International, Inc. - CFO

Thank you and good morning, everyone. Joe Ueberroth, Ambassadors International Chairman and CEO; David Giersdorf, our Cruise President; and I are pleased to speak with you today regarding our second quarter 2007 results.

First we would like to remind listeners to this call that this call may contain forward-looking statements including without limitation statements regarding anticipated U.S. tax exemptions and potential insurance recoveries that involve various risks and uncertainties. The forward-looking statements that we make this call are based on our current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those suggested in our forward-looking statements. We believe such risks and uncertainties include among others general economic and business conditions, overall conditions in the cruise, marine, and travel, and insurance industries, potential claims related to our reinsurance business, further declines in the fair market value of our investments, lower investment yields, unexpected events that disrupt the operations of our cruise operations, environmental related factors, our ability to successfully integrate the operations of companies or businesses that we acquire, and realize the expected benefits of our acquisitions, our ability to successfully and efficiently operate the businesses that we acquire, our ability to compete effectively in the U.S. and international cruise markets, our ability to compete effectively in the U.S. and international marine and construction market, including our ability to obtain construction contracts, our ability to effectively and efficiently manage our rapid growth, our ability to continue to identify attractive acquisition targets and consummate future acquisitions on favorable terms, our ability to accurately estimate contract risks, our ability to service our debt and other factors.

Thomson StreetEvents	www.streetevents.com	Contact Us	2

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Please refer to our public filings with the Securities and Exchange Commission for further consideration of these and other risk factors. We are providing this information and projections as of the date of this call and do not undertake any obligation to update any forward-looking statements contained on this call as a result of new information, future events, or otherwise.

Now, Joe will provide commentary and insight on the business followed by discussion of the cruise operations by David and then I will cover the financial results of the second quarter. Following this, we will open the call up for questions. With that said I will turn the call over to Joe.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Well, thank you, Laura. Good morning, everyone. We understand that the numbers for the second quarter are difficult to decipher, so it is our intent on this call to provide clarity with regard to the results of the second quarter as well as to the business as a whole. On this call we will spend the majority of our efforts communicating the results of our cruise division; however, prior to our discussion on the cruise division, it is important to highlight significant developments in other parts of the Company.

From a corporate perspective, we continue to be active in our pursuit to deploy capital. We still believe that the best use of our capital is to deploy it effectively in our current divisions; however we are cognizant of the benefits of repurchasing shares. Our purchase of shares in the second quarter was a first time since April of 2004 that the Company has purchased shares. In June we purchased approximately 51,000 shares at an average slightly under $31 a share. When reviewing our dividend policy and considering the attractive opportunities that are available to the Company to deploy its capital, the Company has made the decision to suspend the quarterly dividend.

We are pleased that in the second quarter of 2007 the travel and events division contributed approximately $1.3 million in operating income compared to approximately $100,000 in the second quarter of 2006. In addition, our Green initiative related to delivering meetings and events in an environmentally conscious manner is being well received by corporations and was also material in our success in being selected to provide the housing for the highly coveted Democratic National Convention in 2008. As we have stated several times, our Marine business will continue to be lumpy. We remain positive on the outlook for this segment in ‘07 and beyond. Our backlog, which we define as contracted business not yet billed has increased to $87.8 million as of June 30, 2007. This is compared to $71.8 million of backlog as of December 31, 2006. I’m also pleased to announce that the Northwest Division of Bellingham Marine which has lost money since we acquired the Company last year posted its first profit in June of this year.

We are pleased with the performance of Windstar. We have provided the following guidance for the nine months of operations in 2007—$61 million in revenue, $4.5 million in pre-tax income, and $4.2 million in net income. Following the payment of the seller debt, we indicated that the elimination of the interest expense of approximately $3 million for 2007 would increase pre-tax income to $7.5 million and net income to $7.2 million for 2007. Now, when we incorporate the second quarter actual results while keeping the forecast for the third and fourth quarters unchanged, 2007 revenue is now $62.8 million. Pre-tax income is now $10.7 million, and net income is $10.4 million for the nine months of operation in 2007.

The performance of Majestic America Line has resulted in a pre-tax loss of approximately $6.3 million for the quarter. Although the Q2 results were significantly impacted by the grounding of the Empress of the North, the results in the second quarter and their implications for the remainder of 2007 has led management to assess its growth strategy versus its yield management strategy for this brand for the remainder of 2007 and for 2008 operating year. As David will discuss in much greater detail, management acknowledges that it has been aggressive bringing in new capacity and extending seasons which has impacted yields on several of our vessels. He will discuss our successes and challenges, the changes we are making for 2008 and the outlook for the future.

Before turning the call over to David, I believe it is important to augment the information provided in the Delta Queen announcement of last week. As we announced the Delta Queen will not be granted an extension to operate beyond 2008 by Congress. In the Fall of last year the House of Representatives passed legislation to provide the Delta Queen a new 10 year operating extension. At that time the transportation infrastructure committee was chaired by Republican Congressman Don Young who strongly supported our efforts however the extension was part of the Coast Guard Reauthorization Bill that was not finalized in the Senate prior to the change of control in Congress to the Democratic Party.

Due to the change in parties the legislation had to start anew and the new Chairman of the Transportation and Infrastructure Committee is now the Senior Democrat Congressman Oberstar. Unfortunately for the Delta Queen, Congressman Oberstar is strongly opposed to the extension under any circumstance and will not allow the legislation to be considered. He adamantly believes that Congress should not be in the business of granting exemptions. The fact that the Seafarers International Union opposes legislation has not helped our cause. Senator Inouye, the Chairman of the Senate Commerce Committee has made it clear that with SIU opposition, the extension will not be considered by the Senate. We have engaged the SIU and there is no substantiation for why they have supported the extension in the past and are are now opposed to the extension. We have even discussed supporting their efforts on the Delta Queen but to no avail.

Thomson StreetEvents	www.streetevents.com	Contact Us	3

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Even though we have garnered significant support from many members of Congress on both of these Committees, all parties have communicated that this issue is “Dead” unless there’s a change of position by the Chairman of these committees. Unfortunately the leadership of these committees will not change in the foreseeable future. Understandably, the question on most investors minds is what is the impact? There’s a significant impact on our crew, our staff, our customers, and the communities that hold her so dear. She’s a historical landmark, simply one of a kind.

The financial implications to the Company are not as severe. Under our management, she has been slightly profitable but has not yet achieved the higher end of her historical operating performance. The historical information has been provided to our company shows that her performance has ranged from an annual pre-tax contribution of $500,000 to $2.1 million. In contrast as we have discussed in the past, American Queen has contributed $14 million in pre-tax. The large discrepancy between the Delta Queen and her sister ships American Queen and the Mississippi Queen vessels is due to capacity differences as well as the Delta Queen’s high operating and maintenance costs.

There is not an impairment issue related to the Delta Queen even when factoring in that she will not operate after 2008, a benefit of buying our assets correctly. Lastly, it focuses us on the question—What is her future? The answer at this time is that we do not know. We have been approached by communities that want to purchase her and turn her into a hotel and museum. We have also been contacted by parties that want to acquire her or joint venture with us to operate the Delta Queen in a foreign jurisdiction. We will evaluate all opportunities and we do have the benefit of time to make the right decision on her future. Now I’ll turn the call over to David to discuss the cruise operations.

David Giersdorf - Ambassadors International, Inc. - President, Cruise Ops.

Thank you, Joe. The second quarter financial results for the cruise division are obviously mixed. First, we’re pleased with the results for Windstar and the outlook for the future. We also continue to make great strides in the development of Majestic America line as a new brand operating the U.S. Flag vessel assets acquired last year; however, we’re disappointed with the operating loss. To expand on Joe’s comments, the improvement on Windstar from our previous guidance came from an improvement in revenue as well as cost efficiencies created by V-ships and SG&A synergies with Majestic America line.

The second quarter Majestic America line results were severely impacted by the grounding of the Empress of the North which Laura will detail later on this call. As we discussed on our last call as expected we also see the impact of our $15 million investment in the fleet. Our aggressive spend on marketing and brand development and our investment in new systems such as reservations. The vast majority of these investments are being expensed in 2007. In order to put the results in context, I’ll first provide some operating metrics, then some analysis and discuss our view of the business going forward.

In Q2 of ‘07, we operated nine vessels, Majestic and Windstar combined, compared to four vessels in Q2 of ‘06. Vessel operating days increased 134% in the quarter from 267 days in 2006 to 626 days in 2007. In Q2 of 2007, passengers carried totaled approximately 17,450 versus 7,028 in Q2 of ‘06. The occupancy in Q2 of ‘07 was approximately 87% compared to 79% in Q2 of ‘06. The average gross daily ticket revenue per passenger was $349 in Q2 of ‘07 compared to $386 in Q2 of ‘06. Although these numbers illustrate significant growth in the business, they do not provide clarity into the business. To understand, one needs to drill deeper into the numbers.

The compelling way to look at the business is by program. In the second quarter, the three Windstar vessels operated in the Mediterranean. The results were as follows—The operating days in Q2 were 242. Passengers carried was 6187. Occupancy 93%, average gross daily ticket revenue per passenger $390. These numbers are significantly improved over the prior year same quarter. The Windstar fleet is operating well with a net income margin for the quarter of approximately 14%. Over time as rates increase, we believe we can improve the margins of this business. We’re pleased that we currently have over 30% of 2008 on the books for the Windstar fleet and pricing for these bookings is currently up 10% compared to 2007.

When we look domestically, we have three major programs—The Columbia River, Alaska, and the Mississippi River. On the Columbia River, we have increased capacity significantly with the addition of the Columbia Queen. Even with the additional capacity, the occupancy on the Columbia River was an impressive 96% in the second quarter. The third quarter on the River remains strong also, but we will reduce scheduled capacity in November and December as the demand for two vessels operating at that time is not sufficient. As we look towards 2008, our capacity on the Columbia River will be static and we believe we are well positioned to improve yields.

Thomson StreetEvents	www.streetevents.com	Contact Us	4

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

In Alaska, the Q2 numbers are skewed due to the grounding of the Empress of the North. In addition to the eight cancelled sailings, the process of rescheduling passengers on cancelled sailings, offering incentives to book on later sailings, reimbursing expenses incurred also impacts our ticket revenue; however, even without the impact of the grounding, we clearly made some tactical mistakes resulting in an impact on occupancy and yield for the Alaska program compared to 2006. We were very aggressive in our approach for Alaska at the outset. For Empress of the North, we eliminated free air offers, group discounts, and raised rates up to 20%. We did not generate sufficient demand at these initial pricing levels and we delayed too long in responding with revisions, thus found ourselves ultimately relying on deeper discounts to generate bookings.

We also introduced the Contessa as an active, adventurous yacht-like experience and targeted younger perspective customers at prices comparable to private yachting. We missed the mark on this product and resorted to significant discounting in order to achieve acceptable occupancy. Although Contessa has earned high ratings from passengers, she is operating at a loss, has proven not to be consistent with the Majestic brand and has demanded a considerable amount of tactical marketing. As we look to 2008, considering the limited capacity and upside potential for this smaller vessel and the fact that we paid $2.5 million to acquire her, management is exploring all opportunities and options as relates to the Contessa. Looking forward we plan on the Empress of the North being our sole vessel in Alaska and we believe we’ve addressed the tactical mistakes we made in 2007 and we see her outlook much improved for 2008.

The largest opportunity for the Company is on the Mississippi River program. We’ve made great progress in the reintroduction of the American Queen, but it has proven to be more challenging than we anticipated. We underestimated the effort required to restore confidence among customers and travel sailors following the events of the past and actions of previous owners of these assets. The occupancy of the American Queen remains in the mid 70’s but is improving. Rates have been impacted by the requirement for promotions to increase booking volumes. The customer response to our product has been very good and we’re making steady progress. Passengers carried in total revenue are up compared to 2006 on the Mississippi program but we have a ways to go in order to maximize the productivity of our assets on the Mississippi by improving both load and yield. Over the next several weeks we will be giving careful consideration to delaying the reintroduction of the Mississippi Queen until after the retirement of the Delta Queen. Now I will turn the call over to Laura for a review of the quarterly financial results.

Laura Tuthill - Ambassadors International, Inc. - CFO

Thank you, David. The second quarter results have increased significantly in 2007 from our results in 2006. As David illustrated it is extremely difficult to compare the companies Q2 ‘07 results to Q2 ‘06. The 2007 results include both the addition of Windstar and Bellingham Marine. Nonetheless, our results for the second quarter of 2007 are substantial. During the second quarter of 2007 we had several significant events for the Company. On April 2, 2007, we completed our acquisition of Windstar Cruises. On April 3, we completed our $97 million convertible debt offering and we used a portion of these proceeds to pay off $60 million of seller financing related to Windstar.

On May 14, the Empress of the North ran aground in Southeast Alaska. No passengers or crew were injured during the incident. The ship was in drydock for damage inspection and repairs for approximately eight weeks. We incurred approximately $4.3 million of vessel repairs of which we collected or expected to collect $4.1 million in insurance recoveries. In addition, we incurred approximately 0.9 million of additional expenses relating to relocating passengers and crew related expenses. The vessel repairs net of the expected recovery in the additional passenger and crew expenses are reflected in cruise operating expenses as of June 30, 2007.

Due to the incident, we were unable to recognize approximately $6.2 million of revenue related to the eight cancelled sailings. We are pursuing insurance recoveries related to the grounding through our P&I and business interruption insurance and we anticipate on receiving approximately $3.2 million of additional claim reimbursements in 2007. In addition we are pursuing other claims related to incidents from 2006, predominantly the Mississippi Queen norovirus incident from October 2006. We estimate additional recoveries to be approximately $2 million which we anticipate on receiving in 2007. However, due to the uncertainty of the exact timing of the final insurance settlement, a receipt of these insurance proceeds may extend into 2008.

For the second quarter of 2007, we generated revenue of $80.4 million compared to $29.7 million in 2006. An operating loss of $1.4 million compared to operating income of $1.6 million in 2006. Other expense of $549,000 compared to other income of $1 million in 2006, and net income of $5.8 million or $0.48 per diluted share compared to net income of $1.7 million or $0.15 per diluted share in 2006.

Our revenue increased by 450.7 million as a result of the addition of our cruise and marine operations that were added during 2006. Our marine operations contributed revenue of $28.6 million in 2007 versus $2.3 million in 2006 due to the addition of Bellingham Marine operations which were acquired in July of 2006. Our cruise operations contributed revenue of $47.2 million in 2007 versus $21.8 million in 2006. We operated nine ships in 2007 compared to four in 2006. The Windstar Cruises acquisition which was completed in April of 2007 represents approximately $20.3 million of the Cruise revenue increase.

Thomson StreetEvents	www.streetevents.com	Contact Us	5

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Our costs and operating expenses increased over last year by approximately $53.7 million in the second quarter as a result of the following—Increased cruise operating expenses of approximately $20.7 million resulting from our larger fleet and expanding cruise operations. Including Windstar Cruises which represents approximately $12.2 million of this increase. Increased costs of Marine revenue of $20.9 million as a result of our marina construction and shipyard operations which commenced in the second and third quarters of 2006. Increased depreciation of approximately $2.2 million, primarily a result of the vessel depreciation associated with 10 ships in 2007 compared with 5 in 2006. Increased selling and tour promotion costs of $5.5 million primarily a result of our expanded cruise marketing efforts and the addition of sales and marketing expenses related to Windstar Cruises, and increased general and administrative expenses of $6.6 million associated with the addition of our cruise and expanded marine operations.

Our other income and expense reflects expense in 2007 of $ 549,000 versus income of $1 million in 2006. The decrease is the result of approximately $0.4 million of additional interest expense on our vessel mortgages and $1 million of interest expense on our convertible notes issued in April of 2007. In the second quarter of 2006 we are favorably impacted by realized gains of $0.7 million resulting from the sales of available for sale securities. No comparable activity was completed in the second quarter of 2007. These decreases in other income were offset by $0.6 million of insurance recoveries received under our business interruption insurance which was a partial payment on the outstanding insurance claims for the Mississippi Queen relating to the Norovirus incident which occurred in October of 2006.

We recorded an income tax benefit of $7.7 million for the three months ended June 30, 2007 compared to an income tax provision of $1 million for the three months ended June 30, 2006. The increase in the effective tax rate is a result of our global mix of income. The tax benefit is being recognized at a rate of approximately 40% on domestic losses. The international cruise income is largely tax deferred. The significant difference between the domestic and international cruise effective tax rate creates significant fluctuations in our overall effective rate. The impact on the effective rate will vary depending on the ratio of domestic versus international pre-tax book income. These fluctuations will continue in future quarters; however our current projection is a yearly benefit rate of 82.7%. The second quarter tax benefit is $7.7 million reflects an adjustment of our pre-tax loss to our current projected fiscal 2007 tax rate. Tax benefits are recorded to the extent we believe we have future taxable income to offset these amounts. At this point we have no valuation allowance on these benefits as we believe them to be recoverable in future periods.

Our diluted earnings per share calculation for the quarter was impacted by the convertible notes that were issued in April of 2007. For the purposes of calculating the diluted EPS, we just assume an as is converted basis, as it relates to the convertible notes that were issued which includes adding back the shares on a converted basis in the denominator and also calculating a pro forma net income which is net of interest expense and amortized offering costs for the numerator. We will be providing a full reconciliation of the EPS calculation in our Form 10-Q which will be filed on August 9. The following is a summary of the components for the calculation for the three months ended June 30, 2007—For the numerator, net income is as reported is $5.770 million, plus interest expense as reported net of tax of $528,000 plus amortized operating cost as reported net of tax, of 100,000 which equals a pro forma net income of 6.398 million. The denominator is 13.349 million, weighted average diluted shares outstanding and this calculates to $0.48 per diluted share.

Now, turning to the balance sheet. At the end of the second quarter of 2007, we had $76.1 million in cash and short-term investments, during the quarter we utilized cash for the following significant items—We received approximately $93.7 million from our convertible debt offering net of operating costs. We paid approximately $11 million for the purchase of Windstar Cruises and $60.1 million in principal and interest on the seller financing on Windstar Cruises and our outstanding vessel mortgages. We repurchased 51,150 shares of our common stock pursuant to our buyback plan for approximately $1.6 million, and we paid our 16th consecutive quarterly dividend of approximately $1.1 million.

At June 30, 2007, we had 10.8 million common shares issued and outstanding. This concludes our second quarter financial review. I will now turn the call back to Joe.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Thank you. In closing, it is important that we provide clarity so our investors can understand the outlook for 2007 and get a reasonable picture for 2008. If we have communicated clearly over the last couple conference calls, our investors should view the latter half of 2007 that the travel and events earnings will trail down as is typical for the business but on an annual basis we’ll do better than 2006. The marine division will finish the second half of the year strong. Windstar is well positioned to perform in the next two quarters and that Majestic will continue to be negatively impacted by the investments we have made this year into the business as well as be adversely affected by the discounting that we’ve seen in the second quarter in order to drive occupancy.

Thomson StreetEvents	www.streetevents.com	Contact Us	6

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

As investors look to 2008 they should be confident that both travel and events and marine are growing and are well positioned to contribute in 2008. The outlook for Windstar in 2008 should be promising considering the booking trends and the increased operating days. When projecting for Majestic, investors should take into consideration that we’ll be focused on five vessels, static capacity, and yield improvement. A target of 100 million to $110 million of revenue is much more realistic than the forecast based on the assumption that we’ll be operating seven vessels over the maximum schedules. Investors should remember that we made significant investments into the marketing and brand development in 2007. Our marketing costs for Majestic will be about, will be approximately $20 million in 2007 and should reduce to approximately $12 million in 2008. We have invested approximately $15 million into the vessels and the majority of this cost is expensed in 2007. As we look towards 2008 we anticipate spending roughly $5 million in Majestic land costs with the vast majority being expensed in 2008.

Lastly, a common question is what is the depreciation for 2008 versus the planned CapEx spend for 2008? Currently, we estimate the 2008 cruise depreciation to be approximately $13 million and the CapEx should be approximately $1 million. Ladies and gentlemen, thank you for joining our call. At this time we would like to open up the conference call to questions. Please hold on a moment while our conference coordinator opens the lines for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Your first question comes from the line of Jaison Blair.

Jaison Blair - Rochdale Research - Analyst

Hi, Joe.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Hello, Jaison.

Jaison Blair - Rochdale Research - Analyst

Thanks for the increased disclosure. It’s greatly appreciated. I just wanted to ask you a couple questions about the fleet and kind of the perspective of ‘08. I’ve got something like, actually consolidated, Marine I’m looking for about $0.50 of earnings, Windstar looks like it would be about $1 so that’s $1.50 and then we’ve got Majestic at 100 million to $110 million in revenue. What I’ve got so far is Alaska, the Contessa you’re looking at options and my guess is will that vessel sail in ‘08? The Empress of the North, there’s not enough demand, can you kind of go through on a vessel by vessel basis what you expect in terms of capacity and pricing going into ‘08, so my guess would be the Contessa won’t sail, Empress of the North, you’ve got to get your capacity up there, American Queen I guess you’re currently in the mid 70’s, Delta Queen I guess you’re keeping out in ‘08, Mississippi Queen will be kept out in ‘08 and introduced back in ‘09. Columbia Queen seems to be doing well. I haven’t got an update on the Queen of the West. Could you go through on a vessel by vessel basis for Majestic America where we think those, a little bit more detail about where those might be and of that 100 million to $110 million what we might expect in terms of profitability?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Thank you, Jaison. My understanding is you want to, the question is what is our view on a vessel by vessel basis for 2008?

Jaison Blair - Rochdale Research - Analyst

Yes.

Thomson StreetEvents	www.streetevents.com	Contact Us	7

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Thank you. The Contessa will most likely not run in 2008. When we look at the Empress of the North, we think there is strong demand for that vessel. We made some tactical mistakes. We think that we’ll have a very improved outlook in 2008. The vessels on the River, the Columbia River were strong. There’s two of them in 2007 and we expect improvement in 2008. On the Mississippi River there will be two vessels operating. Most likely. We said we would give some consideration to the Mississippi Queen, but most likely it will be two vessels operating, the Delta Queen and the American Queen.

We’ve given you an understanding of where we are today on the American Queen. We’re looking to drive both yield and occupancy on that vessel. Strong concentration on improving the economics on the American Queen. We believe that the Delta Queen will run effectively in 2008 and we’ll most likely be looking at replacing her capacity on the River with the Mississippi Queen in 2009.

Operator

Your next question comes from the line of James Bellessa.

James Bellessa - D.A. Davidson - Analyst

Good morning. You gave a boatload of information and if we have one question at a time, I’ll be in the queue many times, but if I’m understanding correctly, the Windstar acquisition had a $23.7 million of increased revenues and they had a cost of $12.2 million of operating that entity. That’s $11.5 million of operating income and then you indicated in your press release and your discussion today that you got a $7.7 million tax benefit. How is that possible given those economics of 11.5 million of operating income?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Jim, the question I hear is with regard to Windstar, and let me just run you through the numbers that we provided. Revenue was $20.3 million and I believe you just said 27, so—.

James Bellessa - D.A. Davidson - Analyst

I had that wrong, okay. 20.3 million.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Correct. And we gave a net income margin of approximately 14 to 15%, so net income would be roughly $3 million.

Operator

Your next question comes from the line of Steve Altebrando.

Steve Altebrando - Sidoti & Company - Analyst

Hi, guys. Can you talk a little bit about the confidence you have as far as what your booking are for ‘08 compared to where they were last year and also if you could address some of the capacity numbers that you provided? You mentioned 79% in the quarter this time on last years call you had said it was 85.6 I believe. I just was wondering what accounts for that difference.

David Giersdorf - Ambassadors International, Inc. - President, Cruise Ops.

Okay, Steve, it’s David, I’ll address both of those. Regarding bookings for 2008, starting with Windstar, we indicate that approximately 30% of next years target is on the books, that’s predominantly the result of strong early bookings from incentive and charter business business which a long lead time business. On the Majestic side, we’re about where we were this time last year, just slightly under 10%. Majestic of course does not have at this time the incentive in charter business that Windstar gains because of its deployments into the Caribbean and Europe. Both brands are

Thomson StreetEvents	www.streetevents.com	Contact Us	8

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

in similar position right now in advanced bookings for ‘08, though as we’ve indicated, Windstar’s yields are up approximately 10% on those early bookings. The Majestic yields are much improved from what we’re seeing in 2007 at this point, so that’s to give you a sense of where we’re at looking forward to 2008.

The capacity issue that you raised is one frankly, that we’ll have to, I will have to look further into the reports that we’re operating from reflect a 79% capacity in the quarter for the two vessels or for the vessels operating last year. The vessels on the Mississippi River in 2006 were at fairly low occupancies and the two vessels on the Columbia River were at fairly high occupancies last year in the quarter.

Operator

Your next question comes from the line of [Manny Perlman].

Manny Perlman Analyst

Hi, gentlemen. How are you today?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Good.

Manny Perlman Analyst

Joe, would you mind talking a little bit, you talked about deployment of capital, something that obviously has been a skill set of the Company over the past several years, and maybe you could walk us through your thought processes for deploying capital in the industry versus the fact that our stock is obviously severely depressed and the fact that maybe we could be buying boats cheaper by buying our Company than we could somewhere else and also when you address that maybe you could talk about your flexibility in regards to being willing to take on some leverage to do that?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

The question is regarding deployment of capital in our businesses versus buying the shares back. We’re looking at both very seriously. We have been very effective in the past when we are buying assets but with the depreciation in our stock, significant depreciation over the last several months, buying stock is much more attractive than its ever been from our opinion, so we’re giving it very serious consideration and looking at all different alternatives, when we use leverage, what options are available to the Company, what we will state on this call is that we’re giving all opportunities real consideration and we do and we are focused on our ability to purchase shares at a price that we think is very valuable.

Operator

Your next question comes from the line of [Mark Avasat].

Mark Avasat - Mohika Financial - Analyst

Yes, hi. This is Mark Avasat with [Mohika] Financial. Given the mistakes that you alluded to with regards to pricing and subsequent discounting, how optimistic are you that you’ll be able to have a more aggressive pricing strategy going forward which was I think initially the whole thought process behind purchasing these boats. Can you kind of talk to that, please?

David Giersdorf - Ambassadors International, Inc. - President, Cruise Ops.

Yes, Mark, happy to. The mistakes that I pointed to that impacted load slightly and yield a little bit more in Alaska to quantify that, the impact in yield was about 10% at the end of the day by my estimate. We’re very confident that we can fix that for the 2008 operating season at the Empress.

Thomson StreetEvents	www.streetevents.com	Contact Us	9

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

The other trades, the Columbia River quite strong. We absorbed a doubling of capacity in the May through October period, maintained the yields of the Queen of the West and though we missed our yield target a little bit on the Columbia Queen, we are certain we can close that gap in 2008 and move total yields for both vessels up. On the Mississippi River, we definitely with the last celebration year of the Delta Queen will see an opportunity for some pricing strength on that vessel and the American Queen with momentum in the market now being in service, good ratings from customers, more travel sellers getting behind her for 2008. We’ll be concentrating on both load and yield improvements on the American Queen.

Operator

We have a follow-up question from the line of Jaison Blair.

Jaison Blair - Rochdale Research - Analyst

Boy it’s tough with one question, and no follow-up. You talked about Majestic America being 100 million to $110 million of are revenue in ‘08. If you could just talk to us about the profitability of Majestic America in ‘08 that would be great. Thank you.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Jaison, a loaded question. We will be profitable, a reasonable target range could be 8 to 12% from a pre-tax basis.

Jaison Blair - Rochdale Research - Analyst

Hello?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Yes.

Jaison Blair - Rochdale Research - Analyst

Oh, great. Sorry. So you’re saying that 8 to 12%, you think Majestic America could be an 8 to 12% pre-tax in ‘08?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Correct.

Jaison Blair - Rochdale Research - Analyst

Oh, okay. That seems to be actually quite good. I mean I was assuming that with, can you talk a little bit about at what capacity utilization rate you start to break even on vessels and which of the vessels you think will be break even and which of the vessels you think will be profitable?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

We’re not prepared to go into that detail at this time, Jaison. We think we’ve given quite a bit of clarity to, in our business, but to talk about what break even occupancies would be would mean that we’re assuming certain yields and you lower the yield, you raise the occupancy of course, it’s a RevPar gain but we’re not prepared to go into that further at this time.

Thomson StreetEvents	www.streetevents.com	Contact Us	10

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Jaison Blair - Rochdale Research - Analyst

Great. Thank you.

Operator

You have a follow-up from the line of Jason (sic) Bellessa.

James Bellessa - D.A. Davidson - Analyst

This is Jim Bellessa. Back to my first question which I’m not certain I was able to ask or have the answer, the Windstar added $20.3 million of increased revenues. It had a cost, if I heard right of $12.2 million, some operating income of $8.1 and net income of $3 million. Then you told us that you have a $7.7 million tax benefit. How is that possible with only $3 million of net income?

Laura Tuthill - Ambassadors International, Inc. - CFO

Jim, this is Laura. The tax calculation for this quarter includes an adjustment for the annual projected benefit rate that we’re going to be experiencing. Because of the mix of revenue that we’re foreseeing, because of the domestic operations compared to the international operations, our projected benefit rate is 82.7 million so in this quarter because of the first quarter losses that we experienced on the Majestic side, those amounts were trued up and an adjustment was made throughout this quarter to adjust those amounts from the previously stated 40% to this revised 80% benefit rate based on its overall contribution to the consolidated operations pre-tax for the Company. Again, we’ve recorded the tax benefit to the extent that we believe that we’re going to have future taxable income to offset this benefit amount and at this point in time we have confidence in the benefit that we have booked that we’ll be able to recoup that going forward.

James Bellessa - D.A. Davidson - Analyst

What do you mean by projected benefit rate which I think you said $82.7 million. What is that a benefit from?

Laura Tuthill - Ambassadors International, Inc. - CFO

No, it’s 82.7%. That is our current annual tax rate that we’re applying across the Company, and the calculation I understand gets a little convoluted because we’re now dealing with an international tax strategy and how we position Windstar and we are tax deferring and pretty much not taking any taxes on the majority of income that’s generated in Windstar.

James Bellessa - D.A. Davidson - Analyst

So if I’m understanding all correctly, for all of ‘07, you’re not going to be paying taxes. You’re going to get a tax benefit?

Laura Tuthill - Ambassadors International, Inc. - CFO

Correct.

James Bellessa - D.A. Davidson - Analyst

And you’ve realized in this most recent quarter the benefit for the whole year in essence, or is that wrong?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Jim, it really, the benefit was this quarter plus adjusting for last quarter. Last quarter as you recall we lost a considerable amount of money but our tax rate is now when we look at the Company with Windstar and with the loss in the second quarter by Majestic America Line is improved our recovery and so that we have trued up not just for this quarter but for the previous quarter. It does not have the implications for the next two quarters.

Thomson StreetEvents	www.streetevents.com	Contact Us	11

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

James Bellessa - D.A. Davidson - Analyst

If I’m not cut off, I’ll ask another question. In your press release you talk about the grounding having an expense of $5.2 million total and I think I heard $4.3 of that was repair costs but $5.2 million in total costs and then you say that it was offset by an estimated insurance recovery of $4.1 million. Have you received that insurance recovery and did that go into the second quarter results or are you waiting for the recovery and you’ll get the benefit later in the year or perhaps next year?

Laura Tuthill - Ambassadors International, Inc. - CFO

Jim, this is Laura again. The $4.1 million was recorded as of the end of the quarter as a open receivable, so those, that amount was an amount that we had settled claims related to the whole repairs that we did, so that $4.1 million is offset against the $4.3 million which the differential is our deductible that we have on any hull damage that we incur. We have recorded that as a receivable as of the end of the quarter. We have received approximately $1 million thus far on that amount, and are expected to receive another $2 million over the next couple weeks with the remaining payments to follow shortly thereafter. So as of the end of the quarter that is only receivable that we have recorded because those claims were settled and identified and from an accounting perspective, we were able to record the benefit of that so that amount was not delayed. We do have additional insurance recoveries that we will be receiving either over the remainder of 2007 or the first part of 2008 depending on the final settlement of our business interruption and P&I policies and the claims that we have issued thereon.

Operator

Your next question comes from the line of Steve Altebrando.

Steve Altebrando - Sidoti & Company - Analyst

Hi. Can you talk a little bit about fuel costs in the Windstar line? I know you’ve said it’s roughly 7 to 10% in the Majestic line. How does that impact Windstar?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Well, yes. I’m happy to speak about fuel for Windstar. Windstar is using marine gas oil, predominantly, though the surf depending on itinerary is also able to use a lower priced product called IFO; however, fuel is running at approximately, for Windstar approximately 9 to 10% of revenue.

Operator

Your next question comes from the line of Mark Avasat.

Mark Avasat - Mohika Financial - Analyst

Yes, hi. I’m back on the call. I’m looking at the Marine segment, and it seems like revenue is better than expected. Should we be adjusting our projections for ‘08 and then can you talk a little bit more about what the break down of Marine revenue is, please?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

I’m not sure what the projections or your projections are for ‘08; however, I’m going to try to answer your questions. We do think that there’s going to be growth in the marine segment in ‘08 versus ‘07. The vast majority of the revenue is the Bellingham Marine construction revenue. If you want a ballpark 90% and then the other 10% would be Bellport revenue and the vast majority of that would be revenue that we realized from our shipyard operations.

Thomson StreetEvents	www.streetevents.com	Contact Us	12

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Mark Avasat - Mohika Financial - Analyst

Okay, and then can you talk a little bit about what your expectations are in ‘08 for growth in that segment?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

We’re not going to forecast what the growth is but one indicator that we’ve provided is the backlog, and the backlog continues to grow substantially and I think that is a good tool for you to look at as you look at potential growth for the Company.

Operator

Your next question comes from the line of Manny Perlman.

Manny Perlman Analyst

Hi. Just a follow-up. Thank you for providing the info on the Majestic segment. Could you, I had a little problem following you. Could you retalk about Windstar? I think the beginning of the call you gave us some updated numbers in regard to what you think Windstar can be doing.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Sure. We had given guidance because there’s a new acquisition, and I’ll just use the net income line. We have given guidance of $4.2 million of net income for the nine months that we would operate the Windstar vessel in 2007. We paid off the seller financing which cost was $3 million, so take the 43 million and the $4.2 and you get $7.2 million. We have now added actual second quarter numbers and kept the rest of the forecast static and because of the improvement in actual second quarter versus our forecast for the second quarter, now if you take the actual for the quarter plus the static forecast over the next two quarters, the number is $10.4 million roughly, approximately.

Manny Perlman Analyst

And that’s a nine month number?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

That’s a nine month number.

Manny Perlman Analyst

And I apologize, can you explain the $3 million? Is that just interest expense you’re not going to have to have paid?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

We paid off the $60 million of seller finance.

Manny Perlman Analyst

Right and so is the $3 million come from the fact that you don’t have to be paying the seller any interest?

Thomson StreetEvents	www.streetevents.com	Contact Us	13

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Correct, and that was a jump from 4.2 to 7.2.

Manny Perlman Analyst

I guess my other question would be does the, since you bought this starting the beginning of the second quarter; correct?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

Correct.

Manny Perlman Analyst

Does the first quarter, if you’re trying to think about them on an annual basis since those are nine month numbers, does the first quarter differ dramatically in terms of revenue and profitability than the other quarters? Or is there seasonality in the business?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

There clearly is seasonality. The first quarter would be predominantly Caribbean cruises and it would be a less attractive quarter. It’s not our strongest quarter. There is seasonality. The other factor you have to look at is what are we doing drydock, because a lot of times that could fall into the first quarter. Next year we do not have any scheduled drydocks, and so we have, we are bringing on more capacity days next quarter but the first quarter will be less, it is seasonality. It’s a lower quarter versus—.

Manny Perlman Analyst

Is it profitable or is it one of those businesses that runs at a loss for a particular quarter?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

It will be slightly profitable.

Operator

Your next question comes from the line of Jaison Blair.

Jaison Blair - Rochdale Research - Analyst

Hi, thanks for taking my call again. Just a follow-up. We’re looking for about $100 million of marine revenue this year and $110 million next year, and we’ve always had the assumption that that’s kind of a 7% EBIT margin business; however in the first quarter and second quarter, and I believe the second quarter is supposed to be kind of a 10% EBIT margin. Can you talk a little bit about why that’s a 7% operating margin business or in that range in theory and what happened the first and second quarters and my assumption has been that marine would contribute about $0.50 of earnings. It appears as though Windstar will contribute somewhere around $1 to get you to $1.50. If we assume the 100 million to 110 million of Majestic revenues, let’s say, I forget what you said, 7 to — I’m sorry, 8 to 12% pre-tax margin we’ve put that in the middle somewhere. I get to about $2 of EPS in ‘08. Can you kind of address those statements? Thanks.

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

There’s two questions there. One is with the margins and the marine, we stand by that it should operate at roughly a 7% pretax margin, but you have to look at it at an annual basis because of timing. If you recall in the fourth quarter last year we had a substantially higher margin and I asked

Thomson StreetEvents	www.streetevents.com	Contact Us	14

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 08. 2007 / 11:30AM ET, AMIE - Q2 2007 Ambassadors International, Inc. Earnings Conference Call

you not to believe that was the margin of the business either. We’ve indicated that the next two quarters for Marine will be strong, so I would tell you to please look at it from an annual perspective. The other question is you ran through some projections and I understand how you get there and I think they are reasonable.

Operator

There are no further questions at this time. Do you have any closing remarks?

Joe Ueberroth - Ambassadors International, Inc. - CEO, President

No. We just thank our investors for the questions, and we look forward to our call in approximately 90 days. Thank you.

Operator

This concludes todays conference call. You may now disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com	Contact Us	15

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.